Exhibit (a)(2)

August 10, 2009

Dear Stockholder:

We are pleased to inform you that on July 28, 2009 Power Medical Interventions, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United States Surgical Corporation (“Parent”) and Covidien Delaware Corp. (“Merger Sub”), both of which are wholly owned indirect subsidiaries of Covidien plc (“Covidien”), pursuant to which Merger Sub is commencing a tender offer today to purchase all of the outstanding shares of the Company’s common stock for $2.08 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all shares of common stock, other than those owned by the Company, Parent or Merger Sub and other than shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the tender offer and the merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein.

Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s stockholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Parent’s Offer to Purchase, dated August 10, 2009, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer.

Please read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of September 4, 2009.

Sincerely,

/s/ Michael P. Whitman

Chairman of the Board, President and Chief Executive Officer